Exhibit 99.1

Obsidian Energy Announces Extension to our Syndicated Credit Facility and provides Operational Update

CALGARY, January 28, 2021 – OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces the extension of our syndicated credit facility to February 26, 2021 and provides an operational update on recent drilling and hedging activities.

CREDIT FACILITY EXTENSION

The Company has entered into an agreement with lenders to extend our syndicated credit facility to February 26, 2021. The syndicated credit facility has an underlying borrowing base of $550 million with $450 million available to be drawn; both amounts remain unchanged from the previous facility. Under the agreement, the syndicated credit facility continues to be available on a revolving basis until February 26, 2021, subject to further extensions, with the end date of the term period remaining on November 30, 2021. In connection with the extension, the lenders have the option to complete a borrowing base redetermination on February 26, 2021.

OPERATIONS UPDATE

The Company’s development drilling program continues to progress on schedule and at internal cost estimates with three of the seven planned Willesden Green Cardium locations rig-released to date. Additionally, the Bigoray processing facility upgrades and acquired pipeline reconfiguration have been successfully completed on our internal estimate of $2 million. Restoration of 450 boe per day of net production is underway.

HEDGING UPDATE

The Company continues to add incremental hedges to our hedge book at recent constructive price levels. Currently, the Company has the following financial oil and natural gas hedges and physical oil and differential hedges in place:

Financial

	2021
Oil	January	February	March
WTI C$/bbl	$59.84	$61.73	$63.38
Total bbl/d	6,150	4,500	3,750

	2021
Natural gas	January	February	March	April
C$/mcf	$2.94	$2.94	$2.94	$2.77
Total mcf/d	23,700	23,700	23,700	7,150

Physical

	2021
Oil[1]	Q1	Q2
WTI C$/bbl	$55.54	$59.04
Total bbl/d	542	571

(1)	WTI and differentials on production hedged to lock-in positive net operating income on certain heavy oil properties.

	2021
Light Oil differential[1]	Q1	Q2	Q3
C$/bbl	—	$5.51	$5.82
Total bbl/d	—	1,245	1,230

(1)

Differentials completed on an $US WTI – $US MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.281 in the second quarter of 2021 and $1.279 in the third quarter of 2021.

UPDATED CORPORATE PRESENTATION

Obsidian Energy has posted an updated corporate presentation that provides information on the Company and its operations on its website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mmcf	million cubic feet
bbl/d	barrels per day	mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this presentation contains, without limitation, forward-looking statements pertaining to the extension of our syndicated credit facility to February 26, 2021, subject to further extensions and option to complete a borrowing base determination, with end date of the term period set at November 30, 2021; hedges; and the expected production restoration in connection with the Bigoray processing facility and acquired pipelines.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: we will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; our ability to complete asset sales and the terms and timing of any such sales; the impact of regional and/or global health related events on energy demand; global energy policies going forward; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our reserve based loan; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and our ability to finance the repayment of our senior secured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Obsidian Energy can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that the semi-annual borrowing base re-determination under our reserve-based loan is not acceptable to the Company or that we breach one or more of the financial covenants pursuant to our amending agreements with holders of our senior secured notes; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the impact on energy demands due to regional and/or global health related events; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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